Exhibit 3.1

ARTICLES OF INCORPORATION

For use by Domestic Profit Corporations

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Articles:

ARTICLE I.

The name of the corporation is: Covisint Corporation.

ARTICLE II.

The purpose or purposes for which the corporation is formed are to engage in any activity within the purposes for which corporations may be formed under the Michigan Business Corporation Act, as, amended (the “Act”).

ARTICLE III.

The total authorized shares:

1.	Common Shares: 9,000,000 shares of Common Stock.
Preferred Shares: 1,000,000 shares of Preferred Stock.

2.	A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

a. Common Shares. The Common Stock shall have the rights, preferences and limitations as provided by law.

b. Preferred Shares. The Board of Directors may cause the corporation to issue Preferred Stock in one or more series, each series to bear a distinctive designation and to have such relative rights and preferences as shall be prescribed by resolutions of the Board of Directors. Such resolutions, when filed, shall constitute amendments to these Articles of Incorporation. Except as otherwise required by law or these Articles of Incorporation, as amended from time to time, holders of the Preferred Stock shall not be entitled to vote on any matter.

ARTICLE IV.

The address and mailing address of the initial registered office is One Campus Martius, 9th Floor, Detroit, Michigan 48226. The name of the initial resident agent is Jean M. Rauchholz.

ARTICLE V.

When a compromise or arrangement or a plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.

ARTICLE VI.

Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

ARTICLE VII.

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty. However, this Article shall not eliminate or limit the liability of a director for any of the following:

(1) The amount of a financial benefit received by a director to which he or she is not entitled.

(2) Intentional infliction of harm on the corporation or its shareholders.

(3) A violation of Section 551(1) of the Act.

(4) An intentional criminal act.

Any repeal, amendment or other modification of this Article shall not increase the liability or alleged liability of any director of the corporation then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If the Act is subsequently amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

ARTICLE VIII.

To the maximum extent permitted by the Act, the corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, formal or informal, including any appeal, by reason of the fact that the person is or was a director or officer of the corporation, or, while serving as a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, member, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, or other enterprise, including service with respect to employee benefit plans or public service or charitable organizations, against expenses (including actual and reasonable attorney fees and disbursements), liabilities, judgments, penalties, fines, excise taxes, and amounts paid in settlement actually and incurred by him or her in connection with such action, suit, or proceeding. Indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and may inure to the benefit of such person’s heirs, executors and administrators. The corporation, by provisions in its bylaws or by agreement, may grant to any current or former director, officer, employee or agent of the corporation the right to, or regulate the manner of providing to any current or former director, officer, employee or agent of the corporation, indemnification to the fullest extent permitted by the Act. Any right to indemnification conferred as permitted by this Article VIII shall not be deemed exclusive of any other right which any person may have or hereafter acquire under any statute (including the Act, any other provision of these Articles, any provision of the bylaws, any agreement, any vote of shareholders or the Board of Directors or otherwise.

ARTICLE IX.

The name and business address of the incorporator is Priya Marwah Doorubos, Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243.

I, the incorporator, sign my name this 26th day of March, 2008.

/s/ Priya Marwah Doornbos
Priya Marwah Doornbos, Incorporator

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